MAIL STOP 3561
								July 6, 2005
Richard Leeds
Chief Executive Officer
11 Harbor Park Drive
Port Washington, NY  11050


      Re:	Systemax Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
		File No. 1-13792


Dear Mr. Leeds:

      We have reviewed your filings and have the following comments.
We have limited our review only to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include page numbers.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

2. Please quantify the amount of the increase or decrease attributed to each factor that contributes to material changes over the reported periods. For example, we note that you provided two factors that caused North American sales to increase in 2004, but neither the continued growth in your consumer business nor the growth in your industrial product sales had been quantified. Other examples of factors that should be quantified in future filings are the dollar impact of reducing the number of catalogs on Selling, General and Administrative Expenses and lower demand on European sales.

3. Please expand your discussion to describe the underlying business causes of the changes in your results of operations. For example, you should explain why sales growth continues in your North American consumer business in both 2004 and 2003. Examples of underlying causes for sales growth could include additional marketing, more outlets or price increases. Other examples of changes in results of operations for which the underlying causes should be provided in future filings include:

* lower demand in Europe;

* improved gross margins on industrial products; and

* decreased television advertising.

For further guidance on management`s discussion and analysis of results of operations, please refer to Item 303(a)(3) of Regulation
S-K and our Interpretative Releases on Management`s Discussion and Analysis, Release 33-8350 and Section III.D of Release 33-6835, both of which are available on our website at www.sec.gov.

Financial Condition, Liquidity and Capital Resources

4. Please note that your discussion of cash flows should not be a narrative recitation of information readily available from the statement of cash flows. Please enhance the reader`s understanding of your cash flow and working capital by expanding your discussion to fully explain the reasons for significant changes. In this regard, we note that the significant fluctuations in working capital items are not analyzed to permit a reader to understand the extent to which changes are the result of growth of the business versus changes in timing of working capital turnover (e.g., changes in inventory days outstanding, days payables outstanding, days sales outstanding, etc.). Please explain in more detail what the underlying reasons are for period-to-period fluctuations as well as the expected effects of known trends, uncertainties and events on future cash flow.

For further guidance on management`s discussion and analysis of results of operations, please refer to Item 303(a)(1) and (2) of Regulation S-K and the Commission`s Interpretative Release No. 33-8350 on MD&A.


Contractual Obligations

5. Please include short-term borrowings, other long-term liabilities and any material employment contracts. Refer to Item
303(a)(5)(ii)(D) of Regulation S-K for further guidance.

Critical Accounting Policies and Estimates

6. We note your disclosure related to software revenue recognition, including hosting and service revenue. Please provide us with the following additional information related to your software and services revenue:

* How much revenue you recognized from software, hosting and professional services in 2004, 2003 and 2002;

* A brief description of the types of software, hosting and service revenue you offer to your customers including examples of typical sales agreements; and

* The basis for your conclusion that professional services and hosting services represent separate units of accounting in the context of EITF 00-21, paragraphs 8-10.

7. Please provide full explanations, in plain English, of your critical accounting policies in addition to the judgments and uncertainties affecting their application. For example, we note your description of the uncertainties in connection with your estimates of the costs of your restructuring activities, but you have excluded a full explanation of Systemax`s accounting policy with regard to the timing of recognition and methods used to establish your estimates.
Refer to the Commission`s Releases No. 33-8350 on MD&A and No. 33.8040: Cautionary Advice Regarding Disclosure about Critical Accounting Policies, both of which are available on our website at www.sec.gov.

Quantitative and Qualitative Disclosure About Market Risk

8. Please expand your quantitative and qualitative disclosure of market risk to include one of the three disclosure alternatives outlined by Item 305(a) of Regulation S-K, namely:

* Tabular presentation of fair values of all of your market risk sensitive instruments and contract terms sufficient to determine future cash flows from those instruments;

* Sensitivity analysis disclosures that express the potential loss in future earnings or fair values resulting from one or more selected hypothetical changes in interest rates or foreign currency exchange rates; or

* Valuation of market risk sensitive instruments over a selected period of time with a selected likelihood of occurrence.

Consolidated Financial Statements of Systemax, Inc.

Consolidated Balance Sheets

9. Please tell us if inventories are stated gross or net of any excess or obsolete inventory reserves. Also, tell us the amount of excess or obsolete inventory reserves, if any, including additions and deductions from those reserves in 2004, 2003 and 2002.

Consolidated Statements of Cash Flows

10. Please tell us how much property, plant and equipment was acquired through the issuance of capital leases in 2003 and 2002. Please present property, plant and equipment acquired through the issuance of capital leases as a non-cash financing activity on your statements of cash flows.

11. Please provide us with a reconciliation of the $1.4 million of compensation expense related to equity compensation plans presented in your consolidated statement of cash flows for 2004 with the
$0.6
million of amortization of unearned restricted stock compensation as presented in your consolidated statements of shareholders` equity for
2004.

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

Cash and Cash Equivalents

12. We note your disclosure that you have included debt securities in your cash and cash equivalents line item. Please tell us the types of debt securities, such as CDs, corporate or municipal bonds, which you have classified as cash equivalents and the amount held at December 31, 2004 and 2003 in each of the identified types of debt securities. Also, for each security type, please provide an indication of marketability.



Advertising Costs

13. We note your accounting policies for advertising costs.
Please
tell us the estimated useful life of your catalogs and the basis for your estimate.

Stock-based Compensation

14. Please disclose the amount of stock-based employee compensation cost, net of tax effects, included in the determination of net income
(loss) as reported in the summary of your accounting policy for stock-based compensation. Refer to SFAS No. 148, paragraph
2(e)(c)(2) and SFAS 123(R), paragraph 64(b).

2.  Business Combinations and Goodwill

15. We note your disclosure regarding the purchase of the minority interest of your Netherlands subsidiary in the second quarter of 2003. Please tell us when and the amount paid to acquire the majority interest in your Netherlands subsidiary. Also, please confirm to us that the cumulative losses attributable to the minority interest in your Netherlands subsidiary exceeded the minority`s interest at the time you acquired the minority interest resulting in the allocation of your purchase entirely to goodwill. Otherwise, tell us why you did not present a portion of your 2002 net loss to your minority interest.

8.  Shareholders` Equity

16. We note your disclosure related to the issuance of 1,000,000 shares of restricted stock units. Please explain your rationale for establishing a measurement date prior to obtaining shareholder approval. It appears that since this award is subject to shareholder approval, it should not be deemed granted until that approval is obtained.

11.  Segment and Related Information

17. We note your disclosure of the Company`s operations by geographic area. Please include the following:

* The amount of net sales attributable to your personal computers, computer related products, industrial products and office products sub-categories for each geographic location presented; and

* Include the amount of net sales and long-lived assets for the United States, your country of domicile.

* Also disclose the amount of net sales and long-lived assets attributed to an individual foreign country, if material.

Exhibits, Financial Statements, Schedules and Reports on Form 8-K

18. Please include Schedule II - Valuation and Qualifying Accounts for each period an income statement is presented. For example, we note that in your footnotes you present the changes in the accounts receivable allowances for doubtful collections and in the various restructuring accruals for 2004, 2003 and 2002, but you did not provide similar information in connection with your deferred tax asset valuation allowance, reserve for sales returns, reserve for excess and obsolete inventory and product warranty provisions. Refer to Rule 5-04 of Regulation S-X.

* * * * *

       As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Mr. Richard Leeds
Systemax Inc.
July 6, 2005
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